Exhibit 99.2

Report of Voting Results for 2015 Annual Meeting of Shareholders

NEW YORK, May 7, 2015 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held on May 6, 2015 in Toronto. Shareholders voted in favor of all items of business.

The matters set out below are described in greater detail in the management proxy circular dated March 24, 2015. The votes were conducted by ballot.

1.	Election of Directors

12 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	660,602,063	99.41	3,934,869	0.59	664,536,932
James C. Smith	662,013,783	99.62	2,523,150	0.38	664,536,933
Sheila C. Bair	663,635,815	99.86	901,116	0.14	664,536,931
Manvinder S. Banga	663,890,111	99.90	646,820	0.10	664,536,931
David W. Binet	639,136,649	96.18	25,400,283	3.82	664,536,932
Mary Cirillo	662,957,898	99.76	1,579,033	0.24	664,536,931
Michael E. Daniels	663,335,040	99.82	1,201,893	0.18	664,536,933
P. Thomas Jenkins	663,003,297	99.77	1,533,635	0.23	664,536,932
Ken Olisa, OBE	663,632,415	99.86	904,516	0.14	664,536,931
Vance K. Opperman	660,550,895	99.40	3,985,037	0.60	664,535,932
Peter J. Thomson	661,304,762	99.51	3,232,169	0.49	664,536,931
Wulf von Schimmelmann	661,689,304	99.57	2,847,627	0.43	664,536,931

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
677,707,768	99.86	978,279	0.14	678,686,047

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
656,181,194	98.74	8,356,033	1.26	664,537,227